Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                    Theater Xtreme Entertainment Group, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                 ---------------
                                 (CUSIP Number)

                               William R. Colucci
                               2501 Turk Boulevard
                         San Francisco, California 94118
                                 (415) 710-1296
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 29, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1)       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         William Colucci
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group
         (a) _______
         (b) _______

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3) SEC Use Only

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4) Source of Funds

         OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)

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6)       Citizenship or Place of Organization

         United States of America

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Number of Shares                    7)       Sole Voting Power                           281,250
Beneficially Owned
By Each Reporting                   -------------------------------------------------------------
Person With
                                    8)      Shared Voting Power                         ________

                                    ------------------------------------------------------------

                                    9)      Sole Dispositive Power                       281,250

                                    ------------------------------------------------------------

                                    10)     Shared Dispositive Power                    ________

                                    ------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person                    281,250


--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares               [ ]


--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)                                1.58%


--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)

         IN
--------------------------------------------------------------------------------



Item 1.
                  Security and Issuer.

The securities that are the subject of this statement are common stock, par value $.001 per share, of Theater Xtreme Entertainment Group, Inc., formerly known as BF Acquisition Group II, Inc., a Florida corporation (the "Issuer"). The Issuer's principal executive offices are located at 250 Corporate Boulevard, Suites E & F, Newark, Delaware 19702.


Item 2.           Identity and Background.

This statement is filed on behalf of William Colucci, a shareholder of the Issuer. Mr. Colucci's address is 2501 Turk Boulevard, San Francisco, California 94118.

During the last five years, Mr. Colucci was not convicted in a criminal proceeding, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Colucci is a citizen of the United States of America.

Item 4.           Purpose

Mr. Colucci transferred 443,750 shares of the Issuer's common stock on November 29, 2005 to various individuals for no consideration.

Item 5.           Interest in Securities of the Issuer.

Mr. Colucci owns 281,250 shares of the Issuer's common stock which represents 1.58% of the Issuer's outstanding common stock based upon 17,749,342 shares outstanding as of November 29, 2005 as reflected in the Issuer's Registration Statement on Form SB-2 filed on December 1, 2005. Mr. Colucci has the sole power to vote and the sole power to dispose of such shares.

As of November 29, 2005, Mr. Colucci ceased to be the beneficial owner of more than 5% of the Issuer's common stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date:     December 8, 2005                           /s/ William Colucci
                                                     -------------------
                                                     William Colucci